

Mail Stop 4631

May 7, 2010

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

> **RE:** **The Timken Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-01169**

Dear Mr. Griffith:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Quarterly Financial Data, page 91

1. During our review of your 2008 Form 10-K, you agreed to include a footnote to the quarterly financial information in future filings disclosing that the $870,000 of net income attributable to The Timken Company for the quarter ended March 31, 2009, includes the correction of two errors made in the prior year. As documented in our letter dated July 10, 2009, the footnote to the

quarterly financial information should have quantified the amounts and clearly indicated the impact of each error on the line items affected. The disclosure you have provided on page 91 is not consistent with this agreement and contains errors. We note the following issues with footnote 3 provided on page 91 of your Form 10-K:

- The footnote is referenced to the first quarter 2009 "net loss" line item, which totaled $(5.1) million, not the "net income attributable to The Timken Company" line item of $870,000.
- There is no indication that the errors caused what otherwise would have been a substantial loss attributable to Timken to be reported as net income of $870,000.
- The footnote gives no indication as to the direction of the adjustments. You state the net loss for the first quarter of $5.1 million "includes two prior period adjustments totaling $4.1 million," which could be interpreted to mean the net loss would otherwise be lower.
- The $6.1 million correction affected net income attributable to noncontrolling interests, not net loss before noncontrolling interests.
- The $2.044 million, net of tax, adjustment to write off IPRD recorded as a receivable in Other Assets affected "net loss," and it is unclear whether that adjustment would have been allocated solely to "net income attributable to The Timken Company" or if it also would have affected the "net (loss) attributable to non-controlling interests."

Please tell us if you have ever clearly disclosed in your periodic reports that the $870,000 of net income attributable to The Timken Company would have been a substantial loss, if you had not chosen to correct the errors in your previously filed 2008 financial statements by recording a benefit through the income statement in the first quarter of 2009. Please tell us how you intend to remedy the concerns outlined above.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief